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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. __ )*




                              BIONX IMPLANTS, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0019 PER SHARE
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                         (Title of Class of Securities)

                                    09064Q106
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                                 (CUSIP Number)

                              LAURA R. KUNTZ, ESQ.
                              LOWENSTEIN SANDLER PC
                    65 LIVINGSTON AVENUE, ROSELAND, NJ 07068
                                  973-597-2500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  JULY 6, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
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The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes.)
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                               CUSIP NO. 09064Q106

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(1)     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        DAVID J. BERSHAD
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(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                     (b)  [ ]
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(3)     SEC USE ONLY

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(4)     SOURCE OF FUNDS

        OO
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(5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

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(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
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                    (7)   SOLE VOTING POWER
     NUMBER OF                                                 550,777*
                    ------------------------------------------------------------
      SHARES        (8)   SHARED VOTING POWER
                                                                   -0-
   BENEFICIALLY     ------------------------------------------------------------
                    (9)   SOLE DISPOSITIVE POWER
     OWNED BY                                                  550,777*
                    ------------------------------------------------------------
  EACH REPORTING    (10)  SHARED DISPOSITIVE POWER
                                                                   -0-
    PERSON WITH
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(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        550,777*
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(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.1%
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(14)    TYPE OF REPORTING PERSON

        IN
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* MR. DAVID J. BERSHAD BENEFICIALLY OWNS 550,777 SHARES OF BIONX IMPLANTS, INC.
COMMON STOCK ("COMMON STOCK"), WHICH INCLUDES 33,300 SHARES OF COMMON STOCK WHICH MR. BERSHAD HAS THE RIGHT TO ACQUIRE UPON EXERCISE OF OPTIONS GRANTED BY THE ISSUER WITHIN 60 DAYS AFTER DECEMBER 31, 2001. A TOTAL OF 331,686 OF MR. BERSHAD'S SHARES OF COMMON STOCK ARE HELD IN AN INVESTMENT PARTNERSHIP WHICH HE CONTROLS. 50,736 OF SUCH SHARES OF COMMON STOCK REPRESENT MR. BERSHAD'S PROPORTIONATE EQUITY INTEREST IN 2,684,211 SHARES OF COMMON STOCK OWNED BY BIONIX, B.V., A DUTCH COMPANY. PURSUANT TO AN AGREEMENT WITH BIONIX, B.V., MR. BERSHAD HAS THE RIGHT TO CAUSE BIONIX, B.V. TO TRANSFER TO HIM SUCH 50,736 SHARES.
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ITEM 1. SECURITY AND ISSUER

Common Stock, par value $0.0019 per share ("Common Stock")

Bionx Implants, Inc. (the "Issuer")
1777 Sentry Parkway West
Gwynedd Hall, Suite 400
Blue Bell, Pennsylvania  19422

ITEM 2. IDENTITY AND BACKGROUND

(a-b) This Schedule 13D is filed on behalf of David J. Bershad. Mr. Bershad's business address is: Milberg Weiss Bershad Hynes & Lerach LLP, One Pennsylvania Plaza, New York, NY 10119-0165.

(c) Mr. Bershad's present principal occupation is Senior Partner of Milberg Weiss Bershad Hynes & Lerach LLP (law firm). The address of Milberg Weiss Bershad Hynes & Lerach LLP is One Pennsylvania Plaza, New York, NY 10119-0165.

(d-e) During the past five years, Mr. Bershad has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Bershad been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Bershad is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      This Schedule 13D is filed to report Mr. Bershad's ownership of more than 5% of the Issuer's Common Stock, which occurred as a result of an acquisition of Common Stock under the Issuer's Investment Plan on July 6, 2001.

ITEM 4. PURPOSE OF TRANSACTION

      See Item 3.

      Mr. Bershad has no present plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Bershad may, from time to time, purchase additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock beneficially owned by him, either in the open market or in privately negotiated transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
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(a)   As of December 31, 2001, there were 10,862,127 shares of Common Stock issued and outstanding. As of that same date, Mr. Bershad beneficially owned 550,777 shares of Common Stock (including 33,300 shares covered by stock options exercisable through March 1, 2002, 331,686 shares held by a family partnership controlled by Mr. Bershad and 50,736 shares held by Bionix, B.V.), or 5.1% of the total outstanding shares of Common Stock.

(b) Mr. Bershad has sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition, with respect to 550,777 shares of Common Stock (including 33,300 shares covered by stock options exercisable through March 1, 2002, 331,686 shares held by a family partnership controlled by Mr. Bershad and 50,736 shares held by Bionix, B.V.).

(c) Mr. Bershad effected no transactions in the Issuer's Common Stock during the past sixty days.

(d)   Not applicable.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Not applicable.
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     FEBRUARY 13, 2002
                                     -----------------------------------------
                                     (Date)

                                     DAVID J. BERSHAD



                                     BY: /S/ LAURA R. KUNTZ
                                     -----------------------------------------
                                     (Signature)



                                     LAURA R. KUNTZ, ATTORNEY-IN-FACT **
                                     -----------------------------------------
                                     (Name/Title)




** A POWER OF ATTORNEY IS ATTACHED TO THIS SCHEDULE 13D.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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                                POWER OF ATTORNEY

      Know all by these presents, that the undersigned hereby constitutes and appoints each of Peter Ehrenberg and Laura R. Kuntz singly, his true and lawful attorney-in-fact to:

      1. execute for and on behalf of the undersigned Schedules 13D and 13G, and Forms 3, 4 and 5 in accordance with Sections 13 and 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

      2. do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Schedules 13D or 13G, and Forms 3, 4 or 5 and the timely filing of such Forms with the United States Securities and Exchange Commission and any other authority; and

      3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, including without limitation the execution and filing of a Form 4 with respect to a transaction which may be reported on a Form 5, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully and to all intents and purposes as he might or could do in person, with full power of substitution and resubstitution, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13 or 16 of the Securities Exchange Act of 1934.

      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12th day of February, 2002.


                                      /s/ David J. Bershad
                                    ----------------------------------
                                    David J. Bershad